March 17, 2010

United States Securities & Exchange Commission

Mr. John Reynolds

Assistant Director

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alico, Inc. Form 10-K, filed 12-14-2009 File No. 000-00261

Dear Mr. Reynolds:

We have carefully reviewed your comment letter dated March 8, 2010. Our responses are included in this letter and follow the same sequence as your comments. For your convenience, we have restated the SEC comments below and follow each comment with our response.

Form 10-K for the Fiscal Year Ended September 30, 2009

Definitive Schedule 14A

Compensation Discussion and Analysis, page 15

1.	SEC Comment: In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. In your response letter, please provide draft disclosure responsive to this comment.

Response:

Page 19 of the definitive Schedule 14A discloses, per Item 402(b) of Regulation S-K, discloses that the Committee reviewed the Company’s performance against internal business goals and strategic initiatives for 2009. No specific performance targets were established for incentive amounts; the Company’s overall goal in

United States Securities & Exchange Commission

Mr. John Reynolds

Assistant Director

March 17, 2010

order to pay incentives to named executive officers was simply to achieve a profit. Accordingly, no specific performance targets were specified in the Compensation Committee Report and, since the Company did not meet is goal of showing a profit for the 2009 fiscal year, no incentive pay was awarded to any of the named executive officers.

2.	SEC Comment: In executive compensation decisions you considered “the Company’s Peer group executive compensation data” and “other companies comparable to Alico on various measures,’” as stated in the last paragraph on page 16. Further, in the bullet at the bottom of page 17, you say the “Committee establishes the relative base salary levels . . . as a part of a total compensation package in light of compensation practices at Alico’s Peer group and other comparable companies.” For the “Peer group,” you have identified five companies. Please tell us whether Alico benchmarks its compensation relative to the “other comparable companies.” If yes, please identify those companies. For all companies against which Alico benchmarks its compensation, please clarify how Alico benchmarks its compensation. If Alico does not benchmark, please explain and clarify your future disclosures. In your response letter, please provide draft disclosure responsive to this comment.

Response:

Alico does not benchmark its compensation relative to the “other comparable companies.” Alico does not benchmark against these companies because, as stated in the Schedule 14A, the Peer Group Companies are not comparable in all respects to Alico. In fact, more comparable companies are privately held, making it difficult for Alico to obtain information that would allow for benchmarking. To clarify this in future filings, the Company proposes to state the following: “Alico does not benchmark against other companies in its Peer Group primarily because substantial differences exist between such companies and Alico. Alico’s ideal peer group for benchmarking purposes would consist of privately-held companies as to which Alico is not able to obtain information that would permit benchmarking.”

Grants of Plan Based Awards, page 24

3.	SEC Comment: The grants in this table appear to be made in 2008, while the 2009 grant (noted at the top of page 22) does not appear in the table. Further, we note the Bonus/Cash Incentive Potential disclosed in the table on page 19, which does not appear as a non-equity incentive grant in this table, and the sentence under “Measuring Performance” on page 17 which states, “in order to achieve target compensation awards, the Committee must determine that strategic

United States Securities & Exchange Commission

Mr. John Reynolds

Assistant Director

March 17, 2010

initiatives and internal business goals for the performance measures were attained.” Please explain the absence of non- equity grants in this table. In future filings, please ensure that this table includes all awards in the last fiscal year, including any grants of non-equity incentive awards. In your response letter, please provide draft disclosure responsive to this comment.

Response:

The grant noted at the tope of page 22 was made in 2008; the reference to 2009 on such page was simply a typographical error for which we apologize and thank you for bringing to our attention. Accordingly, no awards are required to be reflected on the tables.

4.	SEC Comment: In future filings, please include the signature of your principal accounting officer. Under his signature, please include his name, title and his position as principal accounting officer. See Instruction D(2)(b) to Form 10-K. Please confirm in writing that you will do so.

Response:

The Company’s controller, Jerald R. Koesters serves as the Principal Accounting Officer for the Company. He signed the 10-K and the appropriate certifications. We will correctly identify in future filings that his full title includes the position of “Principal Accounting Officer.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or my person under the federal securities laws of the United States.

United States Securities & Exchange Commission

Mr. John Reynolds

Assistant Director

March 17, 2010

Respectfully submitted,

Patrick W. Murphy

Senior Vice President

and Chief Operating Officer